July 23, 2014

Clipper Fund 2949 E. Elvira Suite 101 Tuscon, AZ 85756 Clipper Fund, Inc. 2949 E. Elvira Suite 101 Tuscon, AZ 85756

Ladies and Gentlemen:
This opinion is furnished to you pursuant to paragraph 5.5 of the Agreement and Plan of Reorganization and Termination (the "Agreement"), dated as of March 27, 2014, between Clipper Fund, Inc., a California corporation (the "Old Fund"), and Clipper Funds Trust, a Delaware statutory trust (the "Trust"), on behalf of Clipper Fund (the "New Fund"), a segregated portfolio of assets of the Trust.  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement.  The Agreement contemplates the acquisition of all of the Assets of the Old Fund by the New Fund in exchange for (a) the assumption by the New Fund of all of the Liabilities of the Old Fund and (b) the issuance and delivery by the New Fund to the Old Fund, for distribution, in accordance with paragraph 1.4 of the Agreement, pro rata to the Old Fund Shareholders in exchange for their Old Fund Shares and in complete liquidation of the Old Fund, of the number of full and fractional New Fund Shares equal to the number of full and fractional Old Fund Shares then outstanding (as of the time and date set forth in paragraph 1 of the Agreement) (the "Transaction").
In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement, the Proxy Statement/Prospectus relating to the Transaction, dated August 1, 2014, and related documents (collectively, the "Transaction Documents").  In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies).  We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreement or the other Transaction Documents.
As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Transaction Documents and in certificates of the Trust, on behalf of the New Fund, and the Old Fund, each dated as of the date hereof (the "Certificates"). Our opinion assumes (i) that all representations set forth in the Transaction Documents and in the Certificates will be true and correct in all material respects as of the date of the Transaction, and (ii) that the Agreement is implemented in accordance with its terms and consistent with the representations set forth in the Transaction Documents and Certificates. Our opinion is limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the "Code"), existing case law, existing permanent and temporary treasury regulations promulgated under the Code ("Treasury Regulations"), and existing published revenue rulings and procedures of the Internal Revenue Service that are in effect as of the date hereof, all of which are subject to change and new interpretation, both prospectively and retroactively. We assume no obligation to update our opinion to reflect other facts or any changes in law or in the interpretation thereof that may hereafter occur.
On the basis of and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:
1.
The New Fund's acquisition of the Assets in exchange solely for New Fund Shares and its assumption of the Liabilities, followed by the Old Fund's distribution of those Shares pro rata to the Shareholders in exchange for their Old Fund Shares, will constitute a "reorganization" within the meaning of Section 368(a)of the Code, and the Old Fund and the Trust will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

2.
The Old Fund will recognize no gain or loss on the transfer of the Assets to the New Fund in exchange solely for New Fund Shares and the New Fund's assumption of the Liabilities or on the subsequent distribution of those shares to the Shareholders in exchange for their Old Fund Shares, except for (A) gain or loss that may be recognized on the transfer of "section 1256 contracts" as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a "passive foreign investment company" as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an Asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code;

3.	The Trust will recognize no gain or loss on the New Fund's receipt of the Assets in exchange solely for the New Fund Shares and its assumption of the Liabilities;
4.
The Trust's tax basis in each Asset will be the same as the Old Fund's tax basis therein immediately before the Transaction, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Old Fund on the transfer; and the Trust's holding period for each Asset will include the Old Fund's holding period therefor (except where investment activities of the New Fund have the effect of reducing or eliminating the holding period with respect to an Asset);

5.	A Shareholder will recognize no gain or loss on the exchange of all of its Old Fund Shares solely for New Fund Shares pursuant to the Transaction; and
6.
A Shareholder's aggregate tax basis in the New Fund Shares it receives in the Transaction will be the same as the aggregate tax basis in its Old Fund Shares it surrenders in exchange for those New Fund Shares; and its holding period for those New Fund Shares will include, in each instance, its holding period for those Old Fund Shares, provided the Shareholder holds these Old Fund shares as capital assets at the Effective Time.

This opinion is being delivered solely to you for your use in connection with the Transaction, and may not be relied upon by any other person or used for any other purpose.

Very truly yours,

BINGHAM McCUTCHEN LLP